UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2022

Commission File Number 001-35463

Taro Pharmaceutical Industries Ltd.

(Translation of registrant’s name into English)

14 Hakitor Street, Haifa Bay 2624761, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Taro to Acquire Alchemee from Galderma

Alchemee’s flagship brand Proactiv® is an iconic product synonymous with acne care

ZUG, Switzerland / HAWTHORNE, N.Y., USA, February 22, 2022 – Galderma and Taro Pharmaceutical Industries Ltd. (NYSE: TARO) (“Taro”) announced today they have signed a definitive agreement for Taro to acquire Alchemee, formerly The Proactiv Company (TPC), from Galderma. The agreement between Galderma and Taro includes Alchemee’s business and assets around the world, including the Proactiv® brand.

"We are excited to add Proactiv® to Taro’s broad portfolio of prescription and over-the-counter dermatology products. We look forward to welcoming the Alchemee team into Taro and working together to continue to make a difference to the millions of people living with acne around the world.

Uday BALDOTA

CHIEF EXECUTIVE OFFICER

Taro

Proactiv® has been used and trusted by millions around the world for more than 25 years. Originally set up as a subscription-based business, Proactiv® quickly became a leading U.S. consumer acne brand.

“We are proud of the work we have done together to serve customers suffering from acne around the world through Proactiv®. I am confident that Taro is the right owner to build on Alchemee’s strong foundation. Their vision is aligned to Alchemee which comes with an incredible legacy and brand equity, and a great team with a clear plan for future success.”

FLEMMING ØRNSKOV, M.D., MPH

CHIEF EXECUTIVE OFFICER

Galderma

The acquisition is subject to customary closing conditions and any necessary regulatory approvals. Financial terms of the transaction have not been disclosed.

About Alchemee

At Alchemee, we aspire to inspire. We are alchemists at heart, harnessing science to create powerful wellness solutions. The combination of alchemy and “me” offers the right mixture of science, expertise, and support that empowers our customers with confidence. Through one-of-a-kind expert-designed formulas and positive guidance, Alchemee provides solutions that are as effective as they are transformative. At Alchemee, we are committed to empowering the world one person at a time. Alchemee. Transformation beyond expectation. www.alchemee.com

About Galderma

Galderma is the world’s largest independent dermatology company, present in approximately 100 countries. Since our inception in 1981, we have been driven by a complete dedication to dermatology. We deliver an innovative, science-based portfolio of sophisticated brands and services across Aesthetics, Consumer Care and Prescription Medicine. Focused on the needs of consumers and patients, we work in partnership with healthcare professionals to ensure superior outcomes. Because we understand that the skin we’re in shapes our life stories, we are advancing dermatology for every skin story. For more information: www.galderma.com.

About Taro

Taro Pharmaceutical Industries Ltd. is a multinational, science-based pharmaceutical company, dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products. For further information on Taro Pharmaceutical Industries Ltd., please visit the Company’s website at www.taro.com.

Media Contact

Galderma	Taro
Christian Marcoux, M.Sc. Chief Communications Officer christian.marcoux@galderma.com +41 76 315 26 50	William J. Coote VP, Chief Financial Officer (914) 345-9001 William.Coote@taro.com
Sébastien Cros Director, Global Communications sebastien.cros@galderma.com +41 79 529 59 85

Forward-Looking Statements

Some of the information contained in this press release may contain forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. Neither Galderma, Alchemee, nor Taro has any obligation to publicly update or revise any forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 22, 2022

TARO PHARMACEUTICAL INDUSTRIES LTD.

By: /s/ Uday Baldota

Name: Uday Baldota

Title: Chief Executive Officer and Director